EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES OF THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED FEBRUARY 1, 2003

	Fiscal Years Ended
	February 1, 2003 (52 weeks)	February 2, 2002 (52 weeks)	February 3, 2001 (53 weeks)	January 29, 2000 (52 weeks)	January 2, 1999 (53 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense, extraordinary loss and cumulative effect of accounting change	$1,973	$1,711	$1,508	$1,102	$889
Fixed charges	979	1,030	1,058	1,010	1,038
Capitalized interest	(5)	(9)	(7)	(5)	(9)

	$2,947	$2,732	$2,559	$2,107	$1,918

Fixed charges:
Interest	$605	$659	$683	$644	$654
Portion of rental Payments deemed to be interest	374	371	375	366	384

	$979	$1,030	$1,058	$1,010	$1,038

Ratio of earnings to fixed charges	3.0	2.7	2.4	2.1	1.8